                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)

                          CAMERON FINANCIAL CORPORATION
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    133425108
                                 (CUSIP Number)

                               Mr. Joseph Stilwell
                             26 Broadway, 23rd Floor
                            New York, New York 10004
                                 (212) 269-5800

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 11, 2000
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-(f) or 240.13d-1(g), check the following box. [ ]

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP No. 133425108                 SCHEDULE 13D                    Page 2 of 12
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
              1. Names of Reporting Persons. I.R.S. Identification Nos. of
                 above persons (entities only).

                 Stilwell Value Partners I, L.P.

--------------------------------------------------------------------------------
              2. Check the Appropriate Box if a Member of a Group
                 (See Instructions)

--------------------------------------------------------------------------------
                 (a)  [X]

--------------------------------------------------------------------------------
                 (b)

--------------------------------------------------------------------------------
              3. SEC Use Only

                 ...............................................................
--------------------------------------------------------------------------------
              4. Source of Funds (See Instructions) WC, OO

--------------------------------------------------------------------------------
              5. Check if Disclosure of Legal Proceedings Is Required Pursuant
                 to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
              6. Citizenship or Place of Organization:
                 Delaware
--------------------------------------------------------------------------------
Number of
Shares        7. Sole Voting Power: 0
Beneficially -------------------------------------------------------------------
Owned by      8. Shared Voting Power: 1,000
Each         -------------------------------------------------------------------
Reporting     9. Sole Dispositive Power: 0
Person       -------------------------------------------------------------------
With         10. Shared Dispositive Power: 1,000
--------------------------------------------------------------------------------
             11. Aggregate Amount Beneficially Owned by Each Reporting
                 Person: 1,000

--------------------------------------------------------------------------------
             12. Check if the Aggregate Amount in Row (11) Excludes
                 Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
             13. Percent of Class Represented by Amount in Row (11):  .05%

--------------------------------------------------------------------------------
             14. Type of Reporting Person (See Instructions)
                 PN

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 133425108                 SCHEDULE 13D                    Page 3 of 12
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
              1. Names of Reporting Persons. I.R.S. Identification Nos. of
                 above persons (entities only).

--------------------------------------------------------------------------------
                 Stilwell Associates, L.P.

--------------------------------------------------------------------------------
              2. Check the Appropriate Box if a Member of a Group
                 (See Instructions)

--------------------------------------------------------------------------------
                 (a)  [X]

--------------------------------------------------------------------------------
                 (b)

--------------------------------------------------------------------------------
              3. SEC Use Only

                 ...............................................................
--------------------------------------------------------------------------------
              4. Source of Funds (See Instructions) WC, OO

--------------------------------------------------------------------------------
              5. Check if Disclosure of Legal Proceedings Is Required Pursuant
                 to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
              6. Citizenship or Place of Organization:
                 Delaware
--------------------------------------------------------------------------------
Number of
Shares        7. Sole Voting Power: 0
             -------------------------------------------------------------------
Beneficially  8. Shared Voting Power: 1,000
Owned by     -------------------------------------------------------------------
Each          9. Sole Dispositive Power: 0
Reporting    -------------------------------------------------------------------
Person       10. Shared Dispositive Power: 1,000
With
--------------------------------------------------------------------------------
             11. Aggregate Amount Beneficially Owned by Each Reporting
                 Person: 1,000

--------------------------------------------------------------------------------
             12. Check if the Aggregate Amount in Row (11) Excludes Certain
                 Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
             13. Percent of Class Represented by Amount in Row (11):  .05%

--------------------------------------------------------------------------------
             14. Type of Reporting Person (See Instructions)
                 PN

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 133425108                 SCHEDULE 13D                    Page 4 of 12
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
              1. Names of Reporting Persons. I.R.S. Identification Nos. of
                 above persons (entities only).

--------------------------------------------------------------------------------
                 The Margaret de Fleur Foundation, Inc.

--------------------------------------------------------------------------------
              2. Check the Appropriate Box if a Member of a Group
                 (See Instructions)

--------------------------------------------------------------------------------
                 (a)  [X]

--------------------------------------------------------------------------------
                 (b)

--------------------------------------------------------------------------------
              3. SEC Use Only

                 ...............................................................
--------------------------------------------------------------------------------
              4. Source of Funds (See Instructions) OO

--------------------------------------------------------------------------------
              5. Check if Disclosure of Legal Proceedings Is Required Pursuant
                 to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
              6. Citizenship or Place of Organization:
                 New York
--------------------------------------------------------------------------------
Number of
Shares        7. Sole Voting Power: 0
             -------------------------------------------------------------------
Beneficially  8. Shared Voting Power: 1,000
Owned by     -------------------------------------------------------------------
Each          9. Sole Dispositive Power: 0
Reporting    -------------------------------------------------------------------
Person       10. Shared Dispositive Power: 1,000
With
--------------------------------------------------------------------------------
             11. Aggregate Amount Beneficially Owned by Each Reporting
                 Person: 1,000
--------------------------------------------------------------------------------
             12. Check if the Aggregate Amount in Row (11) Excludes Certain
                 Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
             13. Percent of Class Represented by Amount in Row (11):  .05%

--------------------------------------------------------------------------------
             14. Type of Reporting Person (See Instructions)
                 OO

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 133425108                 SCHEDULE 13D                    Page 5 of 12
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
              1. Names of Reporting Persons. I.R.S. Identification Nos. of
                 above persons (entities only).

--------------------------------------------------------------------------------
                 Stilwell Value LLC

--------------------------------------------------------------------------------
              2. Check the Appropriate Box if a Member of a Group
                 (See Instructions)

--------------------------------------------------------------------------------
                 (a)  [X]

--------------------------------------------------------------------------------
                 (b)

--------------------------------------------------------------------------------
              3. SEC Use Only

                 ...............................................................
--------------------------------------------------------------------------------
              4. Source of Funds (See Instructions) WC, OO

--------------------------------------------------------------------------------
              5. Check if Disclosure of Legal Proceedings Is Required Pursuant
                 to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
              6. Citizenship or Place of Organization:
                 Delaware
--------------------------------------------------------------------------------
Number of     7. Sole Voting Power: 0
Shares       -------------------------------------------------------------------
Beneficially  8. Shared Voting Power: 1,000
Owned by     -------------------------------------------------------------------
Each          9. Sole Dispositive Power: 0
Reporting    -------------------------------------------------------------------
Person With  10. Shared Dispositive Power: 1,000
--------------------------------------------------------------------------------
             11. Aggregate Amount Beneficially Owned by Each Reporting
                 Person: 1,000
--------------------------------------------------------------------------------
             12. Check if the Aggregate Amount in Row (11) Excludes Certain
                 Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
             13. Percent of Class Represented by Amount in Row (11): .05%

--------------------------------------------------------------------------------
             14. Type of Reporting Person (See Instructions)
                 OO

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 133425108                 SCHEDULE 13D                    Page 6 of 12
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
              1. Names of Reporting Persons. I.R.S. Identification Nos. of
                 above persons (entities only).

--------------------------------------------------------------------------------
                 Joseph Stilwell

--------------------------------------------------------------------------------
              2. Check the Appropriate Box if a Member of a Group
                 (See Instructions)

--------------------------------------------------------------------------------
                 (a)  [X]

--------------------------------------------------------------------------------
                 (b)

--------------------------------------------------------------------------------
              3. SEC Use Only

                 ..............................................................
--------------------------------------------------------------------------------
              4. Source of Funds (See Instructions)  PF, OO

--------------------------------------------------------------------------------
              5. Check if Disclosure of Legal Proceedings Is Required Pursuant
                 to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
              6. Citizenship or Place of Organization:
                 United States
--------------------------------------------------------------------------------
Number of
Shares        7. Sole Voting Power: 0
Beneficially -------------------------------------------------------------------
Owned by      8. Shared Voting Power: 1,000
Each         -------------------------------------------------------------------
Reporting     9. Sole Dispositive Power: 0
Person With  -------------------------------------------------------------------
             10. Shared Dispositive Power: 1,000
--------------------------------------------------------------------------------
             11. Aggregate Amount Beneficially Owned by Each Reporting
                 Person: 1,000
--------------------------------------------------------------------------------
             12. Check if the Aggregate Amount in Row (11) Excludes Certain
                 Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
             13. Percent of Class Represented by Amount in Row (11):  .05%

--------------------------------------------------------------------------------
             14. Type of Reporting Person (See Instructions)
                 IN

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 133425108                 SCHEDULE 13D                    Page 7 of 12
--------------------------------------------------------------------------------

Item 1.   Security and Issuer

        This is Amendment No. 4 to the Schedule 13D previously filed on July 7, 2000 ("Original 13D"), by joint filers Stilwell Value Partners I, L.P., a Delaware limited partnership ("Stilwell Value Partners I"), Stilwell Associates, L.P., a Delaware limited partnership ("Stilwell Associates"), The Margaret de Fleur Foundation, Inc., a not-for- profit corporation organized under the laws of the State of New York ("The Margaret de Fleur Foundation"), Stilwell Value LLC, a Delaware limited liability company ("Stilwell Value LLC") and the general partner of Stilwell Value Partners I, and Joseph Stilwell, managing and sole member of Stilwell Value LLC, general partner of Stilwell Associates and President and Member of the Board of Directors of The Margaret de Fleur Foundation. All of the filers of this Schedule 13D are collectively the "Group" or "Reporting Persons".

         This Schedule 13D relates to the common stock ("Common Stock") of Cameron Financial Corporation (the "Company" or the "Issuer"). The address of the principal executive offices of the Company is 1304 North Walnut Street, Cameron, Missouri 64429. The joint filing agreement of the members of the Group is attached as Exhibit 1.

Item 2.   Identity and Background

          (a)-(c) This statement is filed by Joseph Stilwell, with respect to the shares of Common Stock beneficially owned by Mr. Stilwell, including: (i) shares of Common Stock held in the name of Stilwell Value Partners I, in Mr. Stilwell's capacity as the managing and sole member of Stilwell Value LLC which is the general partner of Stilwell Value Partners I; (ii) shares of Common Stock held in the name of Stilwell Associates, in Mr. Stilwell's capacity as the general partner of Stilwell Associates; and (iii) shares of Common Stock held in the name of The Margaret de Fleur Foundation, in Mr. Stilwell's capacity as President and Member of the Board of Directors of The Margaret de Fleur Foundation.

         The business address of The Margaret de Fleur Foundation is Post Office Box 1367, New York, New York 10011. The business address of the other Reporting Persons is 26 Broadway, 23rd Floor, New York, New York 10004.

         The principal employment of Mr. Stilwell is investment management. Stilwell Value Partners I and Stilwell Associates are private investment partnerships engaged in the purchase and sale of securities for their own accounts. Stilwell Value LLC is in the business of serving as the general partner of Stilwell Value Partners I. The Margaret de Fleur Foundation is a charitable foundation.

          (d) During the past five years, no member of the Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

--------------------------------------------------------------------------------
CUSIP No. 133425108                 SCHEDULE 13D                    Page 8 of 12
--------------------------------------------------------------------------------


          (e) During the past five years, no member of the Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

          (f) Mr. Stilwell is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration

          The source and amount of funds expended by members of the Group to acquire the Common Stock held was previously reported in their Original 13D and Amendments. Since the filing of Amendment No. 3 to the Original 13D, no members of the Group have made any additional purchases of Common Stock of the Issuer, except for the purchase indicated below in Item 5(E)(c) provided by Mr. Stilwell's personal funds. As set forth below in Items 4 and 5, this Amendment is being filed to report sales of such Common Stock by members of the Group.

Item 4.   Purpose of Transaction

         As previously reported, the purpose of the acquisition of Common Stock of the Issuer by members of the Group was to profit from the appreciation in the market price of the Common Stock through the assertion of shareholder rights. The Group also reported that it intended to nominate alternate candidates to the Issuer's Board of Directors and to solicit proxies from other shareholders of the Issuer for this purpose. The Group also reported, on October 4, 2000, that it believed that a sale of the Issuer is the best alternative for shareholders to realize the value of the Issuer's assets. On October 6, 2000, the Issuer announced that it had entered into an agreement to be acquired by Dickinson Financial Corp. for $20.75 per share in cash. The Group has therefore accomplished its purpose and has decided to dispose of its shares held by them.

         Except as noted in this Schedule 13D, no member of the Group has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraph (a) through (j), inclusive, of Item (4) of Schedule 13D. Members of the Group may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5.   Interest in Securities of the Issuer

         The percentages used in this Schedule 13D are calculated based upon the number of outstanding shares of Common Stock, 1,913,649, reported as the number of outstanding shares as of August 7, 2000, on a Form 10-Q dated August 11, 2000. All purchases and sales of Common Stock reported herein were made in open market transactions on the Nasdaq National Market System.

(A)  Stilwell Value Partners I

     (a)  Aggregate number of shares beneficially owned: 1,000

--------------------------------------------------------------------------------
CUSIP No. 133425108                 SCHEDULE 13D                    Page 9 of 12
--------------------------------------------------------------------------------

           Percentage: .05%

     (b)  1.  Sole power to vote or to direct vote: 0
          2.  Shared power to vote or to direct vote: 1,000
          3.  Sole power to dispose or to direct the disposition: 0
          4.  Shared power to dispose or to direct disposition: 1,000

     (c) The chart below sets forth all transactions of Common Stock that Stilwell Value Partners I has made since the filing of Amendment No. 3 to the Original 13D on October 4, 2000. The transaction listed below was a sale of Common Stock.

      --------------------------------------------------------------------------
          Date          Number of Shares    Price Per Share($)   Total Price($)
      --------------------------------------------------------------------------
         10/10/2000                2,500               19.9375        49,843.75
      --------------------------------------------------------------------------
         10/11/2000               85,500               19.7882     1,691,891.10
      --------------------------------------------------------------------------

     (d) Because he is the managing and sole member of Stilwell Value LLC, which is the general partner of Stilwell Value Partners I, Mr. Stilwell has the power to direct the affairs of Stilwell Value Partners I, including the voting and disposition of shares of Common Stock held in the name of Stilwell Value Partners I. Therefore, Mr. Stilwell is deemed to share voting and disposition power with Stilwell Value Partners I with regard to those shares of Common Stock.

(B) Stilwell Associates

     (a)  Aggregate number of shares beneficially owned: 1,000
          Percentage: .05%

     (b)   1.  Sole power to vote or to direct vote: 0
           2.  Shared power to vote or to direct vote: 1,000
           3.  Sole power to dispose or to direct the disposition: 0
           4.  Shared power to dispose or to direct disposition: 1,000

     (c) The chart below sets forth all transactions of Common Stock that Stilwell Associates has made since the filing of Amendment No. 3 to the Original 13D on October 4, 2000. The transaction listed below was a sale of Common Stock.

       -------------------------------------------------------------------------
          Date         Number of Shares   Price Per Share($)     Total Price ($)
       -------------------------------------------------------------------------
          10/11/2000             39,000              19.7882          771,739.80
       -------------------------------------------------------------------------

     (d) Because he is the general partner of Stilwell Associates, Mr. Stilwell has the power to direct the affairs of Stilwell Associates, including the voting and disposition of shares of Common Stock held in the name of Stilwell Associates. Therefore, Mr. Stilwell is deemed to share voting and disposition power with Stilwell Associates with regard to those shares of Common Stock.

(C)      The Margaret de Fleur Foundation

--------------------------------------------------------------------------------
CUSIP No. 133425108                 SCHEDULE 13D                   Page 10 of 12
--------------------------------------------------------------------------------


     (a)   Aggregate number of shares beneficially owned: 1,000
           Percentage: .05%

     (b)   1.  Sole power to vote or to direct vote: 0
           2.  Shared power to vote or to direct vote: 1,000
           3.  Sole power to dispose or to direct the disposition: 0
           4.  Shared power to dispose or to direct disposition: 1,000

     (c) The chart below sets forth all transactions of Common Stock that The Margaret de Fleur Foundation has made since the filing of Amendment No. 3 to the Original 13D on October 4, 2000. The transaction listed below was a sale of Common Stock.

       -------------------------------------------------------------------------
         Date          Number of Shares    Price Per Share($)    Total Price ($)
       -------------------------------------------------------------------------
         10/11/2000              11,000               19.7882        217,670.20
       -------------------------------------------------------------------------

     (d) Because he is the President and Member of the Board of Directors of The Margaret de Fleur Foundation, Mr. Stilwell has the power to direct the affairs of The Margaret de Fleur Foundation, including the voting and disposition of shares of Common Stock held in the name of The Margaret de Fleur Foundation. Therefore, Mr. Stilwell may be deemed to share voting and disposition power with The Margaret de Fleur Foundation with regard to those shares of Common Stock.

(D) Stilwell Value LLC

        (a)  Aggregate number of shares beneficially owned: 1,000
             Percentage: .05%

        (b)  1.  Sole power to vote or to direct vote: 0
             2.  Shared power to vote or to direct vote: 1,000
             3.  Sole power to dispose or to direct the disposition: 0
             4.  Shared power to dispose or to direct disposition: 1,000

        (c) Stilwell Value LLC has made no purchases or sales of Common Stock since the filing of Amendment No. 3 to the Original 13D.

     (d) Because he is the managing and sole member of Stilwell Value LLC, Mr. Stilwell has the power to direct the affairs of Stilwell Value LLC. Stilwell Value LLC is the general partner of Stilwell Value Partners I. Therefore, Stilwell Value LLC may be deemed to share with Mr. Stilwell voting and disposition power with regard to the shares of Common Stock held by Stilwell Value Partners I.

(E) Mr. Joseph Stilwell

     (a) Aggregate number of shares beneficially owned: 1,000
         Percentage: .05%

--------------------------------------------------------------------------------
CUSIP No. 133425108                 SCHEDULE 13D                   Page 11 of 12
--------------------------------------------------------------------------------


     (b) 1.  Sole power to vote or to direct vote: 0
         2.  Shared power to vote or to direct vote: 1,000
         3.  Sole power to dispose or to direct the disposition: 0
         4.  Shared power to dispose or to direct disposition: 1,000

     (c) The charts below set forth all transactions of Common Stock that Mr. Stilwell has made since the filing of Amendment No. 3 to the Original 13D on October 4, 2000.


The transaction listed below was a purchase of Common Stock:

       -------------------------------------------------------------------------
         Date        Number of Shares   Price Per Share($)       Total Price ($)
       -------------------------------------------------------------------------
         10/5/2000              4,000              17.8125            71,250.00
       -------------------------------------------------------------------------

The transaction listed below was a sale of Common Stock:

       -------------------------------------------------------------------------
          Date         Number of Shares   Price Per Share($)     Total Price ($)
       -------------------------------------------------------------------------
          10/11/2000             28,000              19.7882         554,069.60
       -------------------------------------------------------------------------

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Other than the Joint Filing Agreement filed as Exhibit 1 to this filing, and as otherwise described below, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies, except for sharing of profits. Stilwell Value LLC and Mr. Joseph Stilwell, in their capacities as general partners as described in this Schedule 13D, are entitled to an allocation of a portion of profits.

         See Items 1 and 2 above regarding disclosure of the relationships between members of the Group, which disclosure is incorporated herein by reference.

Item 7.   Material to be Filed as Exhibits

        Exhibit No.      Description
         --              -----------
         1                 Joint Filing Agreement*
         2                 Letter dated July 10, 2000 from Stilwell Associates
                           to the Issuer**
         3                 Letter dated August 21, 2000 from Stilwell Value
                           Partners I, L.P. to the Issuer***
         4                 Letter dated September 7, 2000 from the Group to
                           Shareholders of the Issuer****
         5                 Letter dated September 19, 2000 from Stilwell
                           Associates, L.P to the Issuer****

--------------------------------------------------------------------------------
CUSIP No. 133425108                 SCHEDULE 13D                   Page 12 of 12
--------------------------------------------------------------------------------


           *   Previously filed as part of the Original 13D.
          **   Previously filed as part of Amendment No. 1 to the Original 13D.
         ***   Previously filed as part of Amendment No. 2 to the Original 13D.
        ****   Previously filed as part of Amendment No. 3 to the Original 13D.


                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     October 12, 2000

                               STILWELL VALUE PARTNERS I, L.P.

                               /s/ Joseph Stilwell
                               ----------------------------------------------
                               By: STILWELL VALUE LLC
                                   General Partner

                               /s/ Joseph Stilwell
                               ----------------------------------------------
                               By: Joseph Stilwell
                                   Managing and Sole Member

                               STILWELL ASSOCIATES, L.P.

                               /s/ Joseph Stilwell
                               -----------------------------------
                               By: Joseph Stilwell
                                   General Partner

                               THE MARGARET DE FLEUR
                                 FOUNDATION, INC.

                               /s/ Joseph Stilwell
                               ----------------------------------------------
                               By: Joseph Stilwell
                                   President

                               STILWELL VALUE LLC

                               /s/ Joseph Stilwell
                               -----------------------------------
                               By:  Joseph Stilwell
                                    Managing and Sole Member

                               JOSEPH STILWELL

                               /s/ Joseph Stilwell
                               ------------------------------------
                               Joseph Stilwell